Registration Statement 333-130051 Filed Pursuant to Rule 433

JPMorgan Launches Exchange Traded Notes Based on an Index Created by First Trust Advisors L.P.

NEW YORK, NY/LISLE, IL – (BUSINESS WIRE) –May 22, 2008 – JPMorgan Chase & Co. and First Trust Advisors L.P. today announced the launch of KEYnotes Exchange Traded Notes (ETNs) linked to the First Trust Enhanced 130/30 Large Cap Index (the “Index”). The ETNs are issued by JPMorgan Chase & Co. and are listed for trading on the American Stock Exchange under the symbol “JFT” and mature on May 25, 2023.

The Index is a modified equal weighted total return index designed to offer 130% long and 30% short exposure to selected large capitalization U.S. publicly traded equity securities through the application of a disciplined, objective investment methodology.

First Trust Portfolios L.P. will assist in the marketing of the ETNs targeting the broker/dealer market segment across the country. “We believe that JPMorgan’s product expertise, coupled with First Trust’s considerable marketing capabilities is a natural fit. We are eager to launch the KEYnotes ETN platform,” said Dan Waldron, Senior Vice President of First Trust. “We are excited about working together with JPMorgan on this innovative product that provides a convenient way for investors to gain exposure to this 130/30 strategy,” said Waldron.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $1.6 trillion and operations in more than 60 countries. The firm is a leader in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its JPMorgan and Chase brands.

About First Trust
First Trust Portfolios L.P. and its affiliate, First Trust Advisors L.P. (First Trust) are privately-held companies which provide a variety of investment services, including asset management, financial advisory services, and municipal and corporate investment banking. First Trust currently has assets under management or supervision of over $33 billion, as of April 30, 2008, through closed-end funds, unit investment trusts, mutual funds, separate managed accounts and exchange-traded funds. The Index is created and owned by First Trust Advisors L.P., which also owns the trademarks “KEYnotes,” “First Trust” and “First Trust Enhanced 130/30 Large Cap Index.” A patent application relating to the Index and its stock selection method is pending.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

Press Inquiries	Brian Marchiony	(212) 270-2596
Press Inquiries	Jane Doyle	(630) 241-8775
Analyst Inquiries	Eric Anderson	(630) 322-7676
Broker Inquiries	Ryan Issakainen	(630) 241-8689

Source: JPMorgan/First Trust Advisors L.P.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus which contains a product supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement, and the pricing supplement if you so request by calling toll-free 800-576-3529.